Exhibit 15.1

GENERATION INCOME PROPERTIES ANNOUNCES EXPANSION OF PORTFOLIO
WITH TAMPA, FL - AREA ACQUISITION

For Immediate Release

Tampa, FL, April 28, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the acquisition on April 21, 2021 of an approximately 7,800 SF single-tenant office building in Plant City, Florida, which is part of the greater Tampa Bay metropolitan area, for total consideration of approximately $1.7 million. The building is occupied by Irby Construction Company, a wholly owned subsidiary of Quanta Services Inc., which holds an investment grade credit rating of BBB- from Standard and Poor’s.

GIP funded the transaction with approximately $850K of debt from The Bank of Tampa, and approximately $900K from a Joint Venture Partner. The tenant has approximately 3.5 years remaining on the primary lease term of the property, and the seller was represented by John Rotunno from Stan Johnson Company.

CEO David Sobelman noted, “We are pleased to announce the addition of another strong asset to our portfolio and highlight our continued focus on Investment Grade Credit Tenants. Additionally, this acquisition shows the continued success of our Joint Venture program and the strong relationship with lenders and equity partners alike.

Company Contact:

Generation Income Properties Inc.

ir@gipreit.com

Tel (813) 448-1234

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused primarily on freestanding, single-tenant commercial retail, office and industrial net lease properties located mostly in major United States cities.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, GIPREIT.COM financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.